SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q or 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue

Address of Principal Executive Office (Street and Number)
Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Trust needs additional information from one of the Working Interest Owners in order to prepare its financial statements. The Working Interest Owner is in the process of revising its computations of the amounts attributable to the Trust’s interest at Jay Field in order to reflect the adjustments to those computations that resulted from a review by the independent oil and gas accounting firm described below. Although the Working Interest Owner and the Trustee were unable to reach agreement on two of the issues raised by the review, the two remaining issues appear to be immaterial. Consequently, the Trustee expects to be able to prepare the financial statements promptly after its receipt of the revised computations. The Trustee is also still in the process of obtaining verification and updates of certain information provided by the other Working Interest Owner.
          The following information is provided in order to update the Trust’s previous disclosures.
Termination of the Trust
     The Trust Agreement provides that the Trust will terminate in the event that the net revenues fall below $5,000,000 for two successive years (“the Termination Threshold”). Net revenues to the Trust for the years ended December 31, 2007 and 2006 calculated in accordance with the Trust Agreement were $1,634,740 and $2,094,226, respectively. Consequently, the Trust terminated in accordance with its terms and is now required to sell the assets of the Trust for cash in a public auction. Therefore, subject to the effects of the Beckett lawsuit described below, after paying or making provision for all actual and contingent liabilities of the Trust, the Trustee will distribute any remaining cash as promptly as practicable. Despite the termination of the Trust, the Trustee is continuing to act as Trustee for purposes of liquidating and winding up the affairs of the Trust in accordance with the Trust Agreement. The Trustee does not expect to make any further distributions to Unitholders prior to any distribution resulting from the sale of the Trust’s assets.
     The Trustee has retained Stifel, Nicolaus & Company, Incorporated (the “Financial Advisor”), a nationally recognized investment banking firm, to market the Trust’s assets. However, as announced by the Trustee on October 22, 2008, the Trustee previously determined that, in light of market conditions at that time, it was in the best interests of the Trust Unitholders to postpone the sale of the Trust’s assets for an indefinite period of time. The Trustee recommenced the marketing of the Jay Field interest in 2010. The Financial Advisor marketed the Trust’s interest in the Jay Field and had received preliminary indications of interest in late 2010, and the Trustee intended to sell the Jay Field interest in accordance with the terms of the Trust Agreement. However, as previously announced, in November 2010 the Trust and Trustee were named as defendants in a Complaint for Legal and Equitable Relief (the “Complaint”) filed by Jeff Beckett in the United States District Court for the Eastern District of Michigan. The Complaint seeks a judicial modification of the terms of the Trust Agreement governing the Trust, a judgment declaring that the termination provisions of the Trust Agreement do not apply and an order preventing the sale of the Trust’s assets. The Complaint also makes a number of other allegations and seeks removal of the Trustee and other relief.
     The Trust Agreement provides that if any asset required to be sold has not been sold by December 31, 2010, the Trustee is to cause the asset to be sold at public auction to the highest cash bidder. Consequently, except to the extent that the Trustee is prevented from doing so by a court order or is otherwise impeded by the Beckett lawsuit, the Trustee intends to auction the Trust’s assets. In connection with the auction, the Trustee will mail notice of a public auction to all Unitholders at least 30 days prior to any such auction. No approval of the Unitholders will be required in connection with the sale of the Trust’s assets. However, subject to the same rules that will be applicable to all bidders, any Unitholder will be free to make a bid for the assets.
     As of December 31, 2010, the Trust had no cash except for cash advanced to the Trust by BNY Mellon, an affiliate of the Trustee, as an interest-free advance to enable the Trust to pay administrative expenses. As of December 31, 2010, the total amount advanced to the Trust (the “BNY Mellon Advance”) by BNY Mellon was $1,143,310, of which $564,447 remained available to pay expenses at December 31, 2010. However, at December 31, 2010, in addition to the amount owed to BNY Mellon, the Trust was also holding unpaid invoices for administrative services to the Trust totaling $671,767, had incurred additional liabilities for administrative services for which the Trust had not yet received invoices, and had additional contingent liabilities.
     As of March 25, 2011, the total amount of the BNY Mellon Advance remained at $1,143,310, of which $557,321 remained available to pay expenses at March 25, 2011. However, at March 25, 2011, in addition to the amount owed to BNY Mellon, the Trust was also holding unpaid invoices for administrative services to the Trust totaling $927,668, had incurred additional liabilities for administrative services for which the Trust had not yet received invoices, and had additional contingent liabilities.

     The entire amount of the BNY Advance and all other liabilities and expenses of the Trust must be repaid and reserves must be established for additional and contingent liabilities before any distributions can be made to Unitholders.
     If the Trust is unable to sell its assets and liquidate promptly, the Trust may attempt to borrow funds in accordance with the Trust Agreement to fund Trust expenses. However, the Trust will be prohibited from borrowing funds unless the Trustee determines that the total amount the Trust would then have borrowed is less than 50% of the amount of revenues the Trustee estimates will be received by the Trust during the immediately following six months. Consequently, unless the Trustee determines that the Trust’s assets will be sold within six months, no borrowings appear reasonably possible. Even if the Trust is able to proceed with the sale of its assets, the Trust may not be able to borrow funds. The Trust Agreement permits, but does not require, the Trustee or an affiliate to lend funds to the Trust. In the event any loans are made to the Trust, the Trust Agreement will prohibit the Trustee from making any distributions to Unitholders until those loans are repaid in full. If the Trust is unable to sell its assets or borrow additional funds, the Trust may have to be liquidated in bankruptcy.
     During 2010, the Trust did not receive any royalty revenue except for $10,064 from the Fee Lands (which were sold in November 2009) and for $223,910 received in 2010 as an adjustment resulting from a review conducted by an independent oil and gas accounting firm (the “Consultant”) retained by the Trustee to review the Working Interest Owner’s calculation of the net proceeds properly payable to the Trust with respect to the Jay Field Property. The adjustment related to the Working Interest Owner’s calculation of the net proceeds from the acquisition of the Jay Field working interest by Quantum Resources Management, LLC in 2007 through August 2008. The portion of the adjustment related to 2007, even if it had been received in 2007, would not have affected the termination of the Trust in accordance with the terms of the Trust Agreement.
     During 2009, the only royalty revenue the Trust received was $737,199 with respect to the South Pass 89 property and $70,095 from the south Louisiana acreage described in the Trust’s public filings as the “Fee Lands”. In addition, on November 11, 2009, the Trust sold its interest in the Fee Lands, which resulted in cash proceeds to the Trust, net of fees of $24,828 paid to the auction company that conducted the sale, of approximately $500,000. The Trust will not receive any further revenue from the Fee Lands.
     During 2008, the Trust received a single payment of approximately $437,000 as a result of a review conducted by the Consultant of the Working Interest Owner’s calculation of amounts relevant to the determination of the net proceeds properly payable to the Trust with respect to the Jay Field. The issue that resulted in the payment to the Trust was the Working Interest Owner’s inadvertent inclusion of sulfur extraction processing costs at the Jay and Little Escambia Creek Field Unit desulfurization plant in the calculation of Jay Field Gross Proceeds. The only other royalty revenue the Trust received in 2008 was $204,854 attributable to the Fee Lands Royalties.
          The South Pass 89 and Offshore Louisiana properties excess production costs as of December 31, 2010 were approximately $868,000 and $2,171,000, respectively. The Trust has not yet received a computation of the December 31, 2010 excess production costs at Jay Field. The Working Interest Owner is revising the computations in order to reflect the adjustments agreed upon by the Working Interest Owner and the Trustee as a result of the Consultant’s review of those computations. The excess production costs relating to each property must be recovered by the Working Interest Owners before any of the Working Interest Owners are required to pay any royalty revenues to the Trust with respect to a particular property.
          As previously described in the Trust’s filings, in addition to the Working Interest Owners’ rights to recover all excess production costs prior to making payments to the Trust, the Working Interest Owners have the right under the Conveyances to escrow or withhold amounts for certain anticipated future expenses, and the Working Interest Owners have done so and expect to continue doing so in the future. Consequently, until the excess productions costs for any of the three properties in which the Trust has an interest are repaid and the Working Interest Owners escrow or otherwise withhold the amounts they are entitled to escrow or withhold under the Conveyances to provide for such estimated future expenses, no payments will be due with respect to the Trust’s interests.
Status of Sale Efforts and Beckett Lawsuit
          As previously disclosed, the Trustee engaged the Financial Advisor to market the Trust’s assets in anticipation of a sale in accordance with the terms of the Trust Agreement. The Financial Advisor marketed the Trust’s assets and had received preliminary indications of interest in late 2010, and the Trustee intended to sell the assets in accordance with the terms of the Trust Agreement. However, also as previously announced, in November 2010 the Trust and Trustee were named as defendants in the Complaint.
          As a result of the Beckett lawsuit, certain of the bidders who had submitted preliminary indications of interest to the Financial Advisor indicated that they were unwilling to proceed with the purchase of the Jay Field interest from the Trust until the Beckett lawsuit was resolved. Consequently, as previously disclosed, the Trustee suspended the sale process pending a resolution of the lawsuit. On March 4, 2011 the Court entered a stipulated order in which the Trust voluntarily agreed that the Trust would not sell any assets of the Trust until at least such time as the Court entered an order dismissing or transferring the case or preliminarily enjoining the sale of the assets. The Trustee has filed a Motion to Dismiss for Failure to Join Required Parties, or, in the Alternative, to Transfer Venue with the Court seeking dismissal of the suit and/or transfer of the suit to the United States District Court for the Western District of Texas. The hearing on the Motion is scheduled for April 14, 2011. Consequently, the Trust cannot move forward with the asset sale until the Court enters an order dismissing or transferring the case or denies the Motion and also denies Beckett’s Motion for a Preliminary Injunction. However, if the Court does not dismiss the case, the pending suit could adversely affect the price the Trust might receive in any sale that may be possible.
          The Trustee intends to comply with the terms of the Trust Agreement unless prevented from doing so by a court order or otherwise impeded by the Beckett lawsuit. Consequently, the Trustee intends to arrange for the auction of the Trust’s assets in accordance with the terms of the Trust Agreement as soon as is reasonably practicable after the April hearing. The Trustee will mail notice of any such auction of the Trust’s assets to all Unitholders of record in accordance with the terms of the Trust Agreement. The Trustee will also notify all persons who had submitted preliminary indications of interest in purchasing some or all of the Trust’s assets of any such auction, and will endeavor to provide notice to other potential bidders as well.
          As described above, the Trustee engaged the Financial Advisor to market the Trust’s assets in anticipation of a sale in accordance with the terms of the Trust Agreement. The Financial Advisor began marketing the assets in 2008 prior to the worldwide financial crisis. However, as a result of the disruptions to the financial markets, the Trustee suspended the marketing process. The Financial Advisor advised the Trustee regarding developments in the oil and gas divestiture market from time to time from 2008 until 2010, when the Trustee instructed the Financial Advisor to recommence the marketing process. The Financial Advisor marketed the Trust’s interest in the Jay Field and had received preliminary indications of interest in late 2010, and the Trustee intended to sell the assets in accordance with the terms of the Trust Agreement.
          As a result of the Beckett lawsuit, the Trust was unable to complete the sale of its interest in the Jay Field prior to December 31, 2010, and is now required by the terms of the Trust Agreement to sell all of it assets by means of a public auction. The Trustee is unable to predict whether the persons who had submitted preliminary indications of interest in acquiring the Trust’s Jay Field interest in 2010 will be interested in bidding for the interest in a public auction, or, if they are willing to bid, whether they will bid more or less than the amounts they indicated they would consider on a preliminary basis. The preliminary indications of interest the Financial Advisor received when it marketed the Jay Field interest in 2010 varied substantially, and none of them exceeded a potential high indication of $3,500,000. None of the preliminary indications of interest were firm offers, and all of them remained subject to further review.
          The Trust will incur substantial additional administrative expenses for professional services in connection with the sale of the Trust’s remaining assets.
September 30, 2010 Reserve Report
Unitholders should review the reserve report as of September 30, 2010 filed as an exhibit to this Form 12b-25, but should note, as previously disclosed in the Trust’s filings, that a reserve report is not necessarily indicative of the market value of the interests addressed in the report, and the value of the Trust’s assets will be determined solely by the amount a buyer is willing to pay for the assets. The most recent reserve report, dated March 28, 2011, estimates the standardized measure of the Trust’s interest in future net revenues discounted at 10% annually in accordance with SEC guidelines to be approximately $4,808,400 as of September 30, 2010. Of this amount, the report estimates $3,850,000 of future net revenues discounted at 10% annually in accordance with SEC guidelines to be attributable to the Trust’s interest in the Jay Field. This is a decrease of approximately $1,650,000 from the amount estimated for the Trust’s interest in the Jay Field in the most recent prior reserve report, which was as of July 31, 2010, in which the independent reserve engineers estimated the Jay Field interest standardized measure of discounted estimated future net cash flows, discounted at 10% annually in accordance with SEC guidelines, at $5.5 million. The estimated $3,850,000 of future net revenues discounted at 10% annually attributable to the Trust’s interest in the Jay Field includes an estimated $1,157,200 of future net revenues discounted at 10% annually attributed to undeveloped reserves at September 30, 2010.
The most recent reserve report estimates the standardized measure of the Trust’s interest in future net revenues discounted at 10% annually in accordance with SEC guidelines at South Pass 89 to be approximately $275,800 as of September 30, 2010 and estimates the standardized measure of the Trust’s interest in future net revenues discounted at 10% annually in accordance with SEC guidelines at Offshore Louisiana to be approximately $614,000 as of September 30, 2010. Although the prior reserve report did not address the Trust’s interests in the South Pass 89 and Offshore Louisiana properties, as the Trust had previously announced, the independent engineers had advised the Trustee that they did not expect that a reserve report addressing the Trust’s interests in South Pass 89 and Offshore Louisiana would attribute any imputed reserves to the Trust’s interests in either of those properties or any estimated future net revenues attributable to the interests held by the Trust in either of those properties.
Estimates of reserves are only estimates, and are subject to the limitations described in the reserve report, a copy of which is filed as an exhibit to this Form 12b-25. The estimates as of September 30, 2010, in the aggregate, reflect a decrease in the Trust’s interest in future net revenues discounted at 10% annually in accordance with SEC guidelines for all three properties of approximately $328,800 from the estimates as of July 31, 2010, which were summarized in the Trust’s press release issued November 8, 2010 and in its Form 8-K filed with the SEC on November 8, 2010 (which filing included a copy of the reserve report as of July 31, 2010). As described above and in the Trust’s press release issued November 8, 2010 and detailed in the reserve report filed on November 8, 2010, although the July 31, 2010 reserve report addressed the Trust’s interest in the Jay Field only, the independent engineers advised the Trustee at the time that reports on the Trust’s interests in South Pass 89 and Offshore Louisiana would show no value for those interests.
Administrative Expenses
          As previously disclosed, the administrative expenses of the Trust are approximately $1,000,000 annually; however, the expenses have increased as a result of the Beckett lawsuit, and may be expected to exceed the normal levels for the duration of the Beckett lawsuit. Further, the expenses will continue to accrue until the Trust is able to sell its assets and liquidate. As described above, the Trust’s unpaid invoices at March 25, 2011 were approximately $927,668, and the Trust owed an additional $1,143,310 to BNY Mellon, of which $557,321 remained available to pay expenses. All additional expenses, including expenses incurred by the Trust but for which no invoices had been received at March 25, 2011, and including fees that will become payable to the Financial Advisor upon the sale of the assets and all other fees the Trust incurs, whether in connection with the Beckett lawsuit or as a result of the delays caused by the Beckett lawsuit, must be paid prior to any distribution to Unitholders.
          It is increasingly likely that the sale of the Trust’s assets will not generate sufficient proceeds to pay the Trust’s liabilities. If the sale of the Trust’s assets does not generate sufficient proceeds to pay the Trust’s liabilities, there will be no further distributions to Trust Unitholders.
Trust Agreement Requirement to Publicly Auction Trust Assets
          As described in this report, the Trust Agreement requires the Trust to hold a public auction of the Trust’s assets that remained unsold at December 31, 2010. Consequently, the Trustee intends to arrange for the auction of the Trust’s remaining assets in accordance with the terms of the Trust Agreement as soon as is reasonably practicable. The Beckett lawsuit is an impediment to the sale of the assets.
          The Trustee will mail notice of any auction of the Trust’s assets to all Unitholders of record in accordance with the terms of the Trust Agreement. The Trustee will also notify all persons who had submitted preliminary indications of interest in purchasing some or all of the Trust’s assets of any such auction, and will endeavor to provide notice to other potential bidders as well.
          The Trustee believes that a public auction of the Trust’s assets as mandated by the Trust Agreement as soon as possible would maximize the Trust’s likelihood of being able to pay its expenses and make a final distribution to the Unitholders. The auction will be open to all bidders.
Potential Judicial Replacement of Trustee and Amendment of Trust Agreement
     As previously disclosed and as described above, the Beckett lawsuit seeks, among other things, the replacement of the Trustee and amendment of the Trust Agreement.
Potential Requested Meeting of Unitholders to Replace Trustee and Amend Trust Agreement
     As described herein, the Trust Agreement provides that the Trustee may be removed by a vote of Unitholders owning a majority of the Units and replaced by a successor trustee, which must be a national bank meeting certain requirements, including having capital, surplus and undivided profits of at least $100,000,000. In December 2010, Mr. Beckett asked the Trustee to call a Unitholder meeting to replace the Trustee and to amend the Trust Agreement to add a force majeure provision, the intended effect of which would be to prevent the sale of the Trust’s assets. The Trustee notified Mr. Beckett that it could not call a meeting of the Unitholders without the name of a proposed successor trustee, as the Trust Agreement requires that the successor be appointed at the same meeting at which the Trustee is removed.

The Trustee has received inquiries from a bank, which the Trustee understands to have been contacted by Mr. Beckett, that may be considering agreeing to serve as a proposed successor trustee. The Trustee has entered into a confidentiality agreement with the bank, and has furnished requested information to the bank. Mr. Beckett has not yet formally named that bank as his proposed successor trustee.
     The second action Mr. Beckett proposed to submit to the Unitholders for a vote would be an amendment of the Trust Agreement to add a force majeure provision, the intended effect of which would be to prevent the sale of the Trust’s assets. The Trust Agreement prohibits any amendment that would delay the distribution to Unitholders upon termination of the Trust unless the amendment is approved by the holders of 100% of the Units.
     If the Trustee receives a request to call a meeting of the Unitholders in accordance with the terms of the Trust Agreement, the Trustee intends to comply with the Trust Agreement. Unitholders would be entitled to receive a proxy or information statement in accordance with any such meeting.
Status of Review of Jay Field Royalty Computations
          As described above and in the Trust’s prior filings, the Trustee engaged the Consultant to review the computation of the amounts payable to the Trust with respect to its interest in the Jay Field from the time of the sale by The Louisiana Land and Exploration Company (“LL&E”) of its working interest to Quantum Resources Management LLC in 2007 through August 2008 (the “First Review Period”). Also as previously reported, the Consultant completed its review of the First Review Period, Quantum and the Trustee reached agreement on the issues the Consultant had raised relating to the computation of expenses properly chargeable in the calculation of amounts payable to the Trust for the First Review Period, and Quantum paid the Trust an additional $223,910 in 2010 as an adjustment relating to the First Review Period and revised its computations of the royalties and the excess production costs.
          As further described in the Trust’s prior filings, the Trustee subsequently engaged the Consultant to review the computation of the amounts payable to the Trust with respect to its interest in the Jay Field for the production months September 2008 through March 2010 (the “Second Review Period”). Quantum and the Trustee have reached agreement on all but two of the issues raised by the Consultant with respect to the Second Review Period. As the remaining issues appear to be immaterial, the Trustee expects to be able to prepare the Trust’s financial statements for the year ended December 31, 2010 promptly after it receives a revised computation of the Jay Field royalties through December 31, 2010. The two issues on which the Trustee and Quantum have been unable to reach agreement are related to the percentage overhead properly assessed on the St. Regis Treating Facility at Jay Field; specifically, which costs should be included in the St. Regis cost basis for which the 15% facility overhead should be assessed. If the Trustee were ultimately to prevail completely on both issues, approximately $90,000 would be credited to the Trust’s interest in the computation of the Jay Field royalties, which would in turn reduce the excess production costs at Jay Field by approximately $90,000. Because the effect is expected to be immaterial to the amount of the excess production costs at December 31, 2010, the Trustee expects to be able to prepare financial statements for the year ended December 31, 2010 promptly after it receives a revised computation of the Jay Field royalties. The financial statements may reflect a gain contingency of the amount that remains in dispute.
Quantum Decision to Escrow or Otherwise Withhold Funds for Estimated Future Abandonment and Related Costs
As previously disclosed, and as permitted by the Conveyances creating the Trust’s interest in the Jay Field net profits interest, Quantum has informed the Trust’s independent petroleum engineers that Quantum has determined to escrow (or otherwise deduct from any payments otherwise due to the Trust) 125% of the estimated abandonment and related costs it expects to incur in connection with the working interest from which the Trust’s interest was created. Subject to the payment of the Jay Field excess production costs, the holder of the Trust’s interest would be entitled to 50% of the escrowed (or unpaid) amount remaining in excess of actual abandonment and related costs (whether the actual costs are more or less than the estimates). As previously disclosed, the conveyances do not require Quantum to place the “escrowed” funds into an actual escrow account or to segregate funds in any other manner, and neither Quantum nor the prior working interest owner has done so. However, under the Conveyances, Quantum (or any successor owner of the working interest) is required to calculate Gross Proceeds as though such funds had been escrowed and then subsequently utilized for purposes of paying actual abandonment and related costs.
As previously disclosed, the Working Interest Owner of the Trust’s interests in South Pass 89 and Offshore Louisiana also has been escrowing funds (or otherwise deducting from any payments otherwise due to the Trust) funds for the estimated abandonment and related costs it expects to incur in connection with the working interest from which the Trust’s interest was created relating to those properties.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Mike Ulrich	800	852-1422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ : No ☑

The Trust has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009, its Annual Report for the year ended December 31, 2009 or its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 or September 30, 2010.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ : No ☐

The Trust does not have sufficient information to answer this question.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the response above.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	LL&E Royalty Trust By: The Bank of New York Mellon Trust Company, N.A., Trustee
	By:	/s/ MIKE ULRICH
		Name:	Mike Ulrich
		Title:	Vice President

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).